EXHIBIT 99.1

 Immediate Release: NR 12-12

EXTORRE REACTS TO CURRENT MARKET CONDITIONS
AND ANNOUNCES FURTHER HIGH GRADE DRILLING RESULTS AT CERRO MORO

Vancouver, B.C., May 16, 2012 – Extorre Gold Mines Limited (NYSE-MKT:XG;TSX:XG, Frankfurt: E1R, “Extorre” or the “Company”) releases high grade drilling results from Cerro Moro and comments on current market conditions as follows:

•	Extorre is of the view that the current market for the Company’s shares does not reflect the underlying value of its high quality asset at Cerro Moro.

•
Extorre is evaluating the potential for a staged mine development to take advantage of the substantial cash flows which would be generated from the very high grade mineralization accessible by open pit mining. The Company would then fund the balance of the capital expenditure reported in PEA-3 through operating cash flow.

•
This initiative is advancing rapidly as the Company is particularly sensitive to shareholder dilution. The financing alternatives being pursued will be those that are the least dilutive to shareholders.

•	A public announcement on the parameters for the proposed staged development initiative is expected before month end.

It should be noted that PEA-3 is preliminary in nature as it includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that PEA-3 will be realized.

Cerro Moro retains excellent potential for an expansion of the mineral resource. Below are results for 64 holes for which assays are currently available.  Results for a further +100 drill holes are awaited. Of the 64 drill holes presented in this release, 50 are from 12 new or previously poorly tested targets.

Two drill programs are running concurrently - one is to complete sufficient in-fill drilling to enable all “inferred resources” for the first two years of mining in PEA-3 to potentially be recalculated as “indicated resources”; the other program is aimed at discovering new high-grade veins or vein extensions to add to the known Cerro Moro resources.

The Company is continuing its program of exploring for new high grade targets with two of the four rigs currently on site at Cerro Moro. One rig is completing the in-fill drilling program at Escondida-Zoe and Gabriela and a second is drilling in-fill holes and extensions to depth of the Nini-Esperanza vein system.

Assay highlights from Zoe in-fill drilling include:

MD1552 intersected 5.00 metres# (“m”) at 54.0 grams per tonne (“g/t”) gold + 7,155 g/t silver (197.1 g/t gold equivalent*), including 2.45 m# at 109.3 g/t gold and 13,561 g/t silver (380.5 g/t gold equivalent*).

MD1571 intersected 1.60 m# at 22.8 g/t gold + 674 g/t silver (146.2 g/t gold equivalent*), including 0.40 m# at 93.4 g/t gold + 2,638 g/t silver (146.2 g/t gold equivalent*).

# Estimated true width.
*Gold equivalent grade is calculated by dividing silver grades by 50 and adding this figure to the gold grade and assuming 100% metallurgical recovery.

Mr. Matt Williams, Extorre’s Exploration Manager stated, “One drill rig remains on the infill drilling program on our principal prospects, namely Zoe, Escondida, Loma Escondida and Gabriela. Our aim is to ensure that the drilling density is sufficient in areas that would fall within the first two years of a potential mining scenario (at 1300 tonnes per day) to estimate “indicated mineral resources”. This program is nearing completion, with the drilling at Zoe, Loma Escondida and Gabriela essentially complete.

“Our exploration team has been actively exploring in the immediate Cerro Moro area using mapping, geochemical sampling and trenching to identify new veins. This has resulted in numerous new discoveries, including the Guillermina and Seco prospects that are currently being drill tested. Re-interpretations or additional work has led to additional testing of many previously known but poorly tested prospects such as Michelle, Moro, Marina, Barbara and Barbara North.

“A total of 8 drill holes have been completed looking for “Zoe East”, an extension of the Escondida-Zoe structure. Minor gold intercepts have been returned but we are of a view that the principal structure is yet to be located within the +2 kilometre long and 1 kilometre wide target corridor. Drill testing will continue.

“Of the 50 holes drilled at the other prospects some require additional drilling to determine the significance of the initial intercept or are low grade. We are encouraged by many of the early results and will focus follow-up drilling on potential structural orientations favourable to wider intercepts.”

Over 100 drill holes from +17 prospects are awaiting assay results and upon receipt and verification these will be publicly released.

Significant drilling results from the Zoe vein (at a 1.0 g/t gold equivalent* cut-off grade):

Drill Hole	From (m)	To (m)	Core Length (m)	True Width (m)#	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
MD1496	343.45	345.56	2.11	1.80	0.7	72	2.1	0.06
including	344.65	345.56	0.91	0.80	1.2	114	3.5	0.10
MD1525	362.15	362.70	0.55	0.35	1.8	73	3.2	0.09
MD1532**	119.50	123.00	3.50	1.40	18.5	3,965	19.2	0.56
including	122.20	123.00	0.80	0.30	52.5	8,743	53.7	1.56
MD1535A	335.00	336.40	1.40	1.10	1.8	237	6.5	0.19
and	407.00	409.00	2.00	1.60	1.1	94	3.0	0.09
MD1546##	15.80	24.20	8.40	5.50	3.0	793	18.8	0.55
including	15.80	18.10	2.30	1.50	10.0	2,714	64.3	1.86
and	16.40	16.90	0.50	0.35	17.6	4,104	99.7	2.89
and	17.35	17.77	0.42	0.30	16.5	5,667	129.8	3.76
MD1549	37.70	42.90	5.20	5.00	7.3	2,107	49.4	1.43
including	39.42	40.00	0.58	0.55	11.0	3,025	71.5	2.07
and	41.93	42.60	0.67	0.65	19.0	6,882	156.7	4.54
MD1552	60.60	68.00	7.40	5.00	54.0	7,155	197.1	5.72
including	62.60	66.20	3.60	2.45	109.3	13,561	380.5	11.03
MD1554	116.43	118.27	1.84	1.20	4.7	706	18.8	0.55
including	117.80	118.27	0.47	0.30	10.4	1,081	32.0	0.93
MD1563	135.50	137.00	1.50	0.90	4.3	484	14.0	0.41
including	136.00	136.50	0.50	0.30	10.3	1,083	32.0	0.93
MD1566	182.60	185.70	3.10	1.60	2.1	289	7.9	0.23
MD1571	232.90	236.00	3.10	1.60	22.8	674	36.3	1.05
including	234.50	235.24	0.74	0.40	93.4	2,638	146.2	4.24

# True widths have been estimated in cross sectional view utilising Micromine software following the construction of an interpretation of the mineralization using geological logging, surface information and adjacent drill holes.

** Diamond drill hole MD1532 was primarily drilled to provide geotechnical data to assist in designing pit walls and as such was drilled in the opposite direction to the other Zoe holes (i.e.: to the south) at -60 degrees, but extended to intersect the mineralization to provide confirmatory assay data. The non-optimal drill direction is reflected in the estimated true widths. All other Zoe holes are drilled at -55 degrees to the north.

## The diamond drill holes from MD1546 onwards represent the first drill holes from a 26 hole in-fill drilling program.

Other Prospects at Cerro Moro (not part of the current resource statement) at a 1.0 g/t gold equivalent* cut-off grade:

Drill Hole	From (m)	To (m)	Core Lengtha (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
Mosquito Vein
MD1527	181.00	182.70	1.70	1.5	37	2.3	0.07
including	182.30	182.70	0.40	3.8	37	4.6	0.13
MD1539	192.30	193.75	1.45	4.6	253	9.6	0.28
including	193.37	193.75	0.38	11.3	224	15.8	0.46
MD1542	219.50	221.70	2.20	3.5	12	3.8	0.11
including	220.95	221.37	0.42	12.2	36	12.9	0.37
MD1550	300.90	301.30	0.40	1.2	16	1.5	0.04

Belen Vein
MD1524	115.23	116.60	1.37	1.2	59	2.4	0.07

Carlita Vein
MD1538	71.00	72.85	1.85	4.0	33	4.7	0.14
MD1551	47.00	52.50	5.50	5.3	55	6.4	0.19
including	48.60	49.15	0.55	33.6	324	40.1	1.16
MD1559	49.85	50.55	0.70	1.5	9	1.7	0.05
MD1562	113.00	114.50	1.50	3.7	123	6.2	0.18
including	114.03	114.50	0.47	4.5	263	9.8	0.28

Guillermina Vein
MD1534	33.25	34.47	1.22	3.8	4	3.9	0.11
MD1536	27.60	28.42	0.82	2.2	6	2.3	0.07
MD1537	58.00	58.78	0.78	14.3	11	14.5	0.42
including	58.40	58.78	0.38	25.6	16	25.9	0.75

Michelle Vein
MD1558A	12.00	13.00	1.00	1.9	4	2.0	0.06

Silvia Vein
MD1511	40.00	41.90	1.90	2.3	96	4.2	0.12
including	41.50	41.90	0.40	6.1	288	11.8	0.34
MD1572	51.35	54.50	3.15	4.9	171	8.3	0.24
including	52.88	53.44	0.56	14.9	397	22.9	0.66

a) NOTE: The significant results from the other prospects are at an early stage of drilling and as such, the details to estimate the true widths require additional follow up surface work or drilling. Since the beginning of 2008 the majority (over 90%) of exploration diamond drill holes have a dip of -55 degrees. Refer to the drill trace orientations on the accompanying plans for the location and azimuth of the significant results presented above.

Click here to view Project and target maps and Zoe long sections.

Quality Control and Assurance
Gold assay results presented above are preliminary with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the Acme Analytical Laboratories (“Acme Labs”) preparation facility on-site at Cerro Moro (managed and staffed by Acme Labs), and assayed by fire assay (50 gram charge) at the Acme Labs laboratory in Chile, an ISO-9001:2000 certified laboratory. Acme Labs is independent of Extorre.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by Acme Labs. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses.

Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 500 or 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

For a more detailed description of Extorre’s quality control and assurance programs please refer to the technical report titled “Preliminary Economic Assessment for the Cerro Moro Gold-Silver Project, Santa Cruz Province, Argentina” with an effective date of March 30, 2012, located on the Company’s website or through the SEDAR filing system.

Matthew Williams, Extorre’s Exploration Manager and a “qualified person” (¨QP¨) within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information that forms the basis for this news release. Drill core samples are collected under the supervision of Company geologists in accordance with standard industry practice. The QP regularly audits this process during site visits. In addition yearly or every two year audits by an independent QP are conducted, which includes the collection of additional samples that are analyzed at another laboratory to ensure Acme Labs laboratory performance meets required standards. The QP receives the raw data results directly from the independent laboratory (as do the relevant Company geologists) and significant visual checks are performed to ensure there are no data entry issues in the main database. The QP personally verifies the results of the quality assurance and quality control samples (standards and blanks). Core recovery is also checked and if below 90% for the reported mineralized intervals this is highlighted below the tables (however at Cerro Moro there appears to be no correlation between assay results or core recovery for the majority of intervals). The QP calculates all of the weighted grade average intervals using a 1.0 g/t gold equivalent* cut-off that are presented in the tables of significant results. The QP also prepares and validates all of the figures presented in the release.

About Extorre
Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges (symbol XG). The principal assets of the Company comprise CDN $30 million in cash and the Cerro Moro, Puntudo and Don Sixto projects in Argentina.

On April 2, 2012 Extorre announced the results of a Preliminary Economic Assessment (“PEA-3”) for a potential mine development at Cerro Moro. The study was based on the November 2011, NI 43-101 mineral resource estimate. That study modelled a nine year mine to produce 850,000 ounces gold and 47 million ounces silver. The proposed mine would produce an average of 248,000 ounces gold equivalent* per year for the first 5 years at a cash cost of US $303/ounce gold equivalent*.

Exploration with four drills continues at Cerro Moro, a program designed to increase the total resources on the property and to in-fill drill certain areas for mine planning purposes. Results from current drilling will be released when available.

It should be noted that PEA-3 is preliminary in nature as it includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that PEA-3 will be realized.

*Gold equivalent ounces are calculated by dividing the silver ounces by 50 and adding it to the gold value.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED Mr. Trevor Mulroney President and Chief Executive Officer extorre@extorre.com	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2
For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies related to potential mine development, timing of the staged development report and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; foreign exchange restrictions; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in the Company’s Annual Information Form for the fiscal period ended December 31, 2011, dated March 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com . Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE